This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2018 YEAR-END RESERVES

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 24, 2019 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces its 2018 year-end reserves. All dollar values are expressed in United States dollars unless otherwise stated.

EXECUTIVE SUMMARY

•
Total proved (“1P”) gross reserves of 26.9 million barrels oil equivalent (“MMboe”) (YE 2017: 27.5 MMboe) representing a 0.6 MMboe or 2% decrease from year-end 2017 primarily due to production of ~5.3 MMboe during the year, substantially offset by ~4.7 MMboe of positive net revisions.

•
Total proved plus probable (“2P”) gross reserves of 44.1 MMboe (YE 2017: 45.9 MMboe) decreased 4% from year-end 2017 primarily due to production of ~5.3 MMboe, substantially offset by ~3.5 MMboe of positive net revisions.

◦	2P reserves were comprised of 58% Egypt (medium/heavy oil) and 42% Canada (14% conventional natural gas, 14% natural gas liquids and 14% light oil).

•	Replaced 89% and 68% of 2018 production (~5.3 MMboe) on a respective 1P and 2P gross reserves basis.

•	Total proved plus probable plus possible (“3P”) gross reserves of 61.8 MMboe (YE 2017: 62.5 MMboe) representing a 0.7 MMboe or 1% reduction.

Egypt

◦	A successful discovery at South Ghazalat and successful extensions at West Bakr resulted in positive additions of gross 2P reserves of 2.1 MMboe.

◦	Improved recoveries across the three concessions resulted in positive additions of 1.8 MMboe which were slightly offset by negative technical revisions of 0.4 MMboe of gross 2P reserves in two fields.

Canada

◦	Positive additions of 0.1 MMboe of gross 2P reserves are attributed to the infill drilling of previously booked Cardium locations.

◦	Negative technical revisions and economic factors of 0.1 MMboe of gross 2P reserves were caused by uneconomic gas at current natural gas price forecasts.

•	Present value of future net revenues of $323 MM after tax (2P reserves discounted at 10%, forecast pricing), 4% lower compared to year-end 2017.

◦	Canadian present value of future net revenues in USD (2P reserves discounted at 10%, forecast pricing after tax) of $117 MM is 2% lower compared to 2017 primarily due to slightly lower reserves.

◦	Egyptian present value of future net revenues in USD (2P reserves discounted at 10%, forecast pricing after tax) decreased 4% year over year to $207 MM primarily due to slightly lower reserves.

RESERVES

The Company’s 2018 year-end reserves were prepared by GLJ Petroleum Consultants (“GLJ”), a Calgary-based independent qualified reserves evaluator, in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook.

The following is a summary of GLJ’s evaluation for the year ended December 31, 2018 dated January 22, 2019 (the “GLJ Report”). The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and conventional natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and conventional natural gas reserves may be greater than, or less than, the estimates provided herein. All 2018 year end reserves presented are based on GLJ’s forecast pricing, effective January 1, 2019.

The following tables may not total due to rounding.

Table 1: Oil and Gas Reserves - Based on Forecast Prices and Costs1

Effective December 31, 2018	Light Crude Oil & Medium Crude Oil		Heavy Oil		Conventional Natural Gas		Natural Gas Liquids		BOE
	Gross	Net[2]	Gross	Net[2]	Gross	Net[2]	Gross	Net[2]	Gross	Net[2]
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(Bcf)	(MMbbl)	(MMbbl)	(MMboe)	(MMboe)
Proved Developed
Producing
Canada	1.2	1.0	—	—	14.4	11.7	2.3	1.7	5.9	4.7
Egypt	1.2	0.8	10.4	5.7	—	—	—	—	11.6	6.5
Non Producing
Canada	0.8	0.7	—	—	2.0	1.8	0.3	0.3	1.4	1.2
Egypt	0.3	0.2	1.9	1.0	—	—	—	—	2.2	1.2
Total Proved Developed	3.5	2.7	12.3	6.6	16.4	13.5	2.7	2.0	21.1	13.6
Proved Undeveloped
Canada	2.0	1.8	—	—	5.2	4.7	0.8	0.7	3.6	3.2
Egypt	0.4	0.2	1.8	0.9	—	—	—	—	2.1	1.2
Total Proved Undeveloped	2.4	2.0	1.8	0.9	5.2	4.7	0.8	0.7	5.8	4.4
Proved
Canada	4.0	3.5	—	—	21.6	18.1	3.4	2.7	11.0	9.2
Egypt	1.9	1.2	14.0	7.6	—	—	—	—	15.9	8.8
Total Proved	5.8	4.7	14.0	7.6	21.6	18.1	3.4	2.7	26.9	17.9
Probable
Canada	2.0	1.7	—	—	16.5	14.9	2.6	2.3	7.4	6.5
Egypt	1.8	1.1	8.0	4.0	—	—	—	—	9.8	5.1
Total Probable	3.8	2.8	8.0	4.0	16.5	14.9	2.6	2.3	17.2	11.6
Proved Plus Probable
Canada	6.0	5.2	—	—	38.1	33.0	6.0	4.9	18.4	15.6
Egypt	3.6	2.3	22.1	11.5	—	—	—	—	25.7	13.8
Total Proved Plus Probable	9.6	7.5	22.1	11.5	38.1	33.0	6.0	4.9	44.1	29.5
Possible[3]
Canada	1.4	1.1	—	—	16.9	14.9	2.2	1.9	6.4	5.4
Egypt	2.4	1.4	8.9	4.3	—	—	—	—	11.3	5.7
Total Possible[3]	3.8	2.5	8.9	4.3	16.9	14.9	2.2	1.9	17.8	11.2
Total Proved Plus Probable Plus Possible[3]	13.4	10.0	31.0	15.9	55.0	47.9	8.3	6.8	61.8	40.7
Notes:

1.
The pricing assumptions used in the GLJ report with respect to the net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”.

2.
Net reserves are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt include the Company’s share of future cost recovery and production sharing oil after the Government’s royalty based interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

3.
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

2018 Reserve Changes

Reserves at 2018 year-end were lower compared to 2017 year-end primarily due to the production of ~5.3 MMboe, which were substantially offset by ~3.5 MMboe (gross 2P reserve basis) of net positive revisions. The 3.5 MMboe of net positive revisions reflect additions from discoveries, extensions and improved recovery of ~3.9 MMboe in Egypt, ~0.1 MMboe of infill drilling in Canada which was offset by a ~0.5 MMBoe negative revision relating to minor asset performance in Egypt and economic factors in Canada.

Egypt

In Egypt, the Company replaced 95% of 2018 production (~4.4 MMbbl) on a 1P gross reserves basis and 79% of 2018 production on a 2P gross reserves basis. Reserves additions from drilling came from a discovery well in South Ghazalat, reserves extensions from two wells in West Bakr, one well in NW Gharib and the remaining additions coming from reserves category conversions. Positive reserves additions also resulted from improved recovery due to an artificial lift optimization program and technical revisions due to a recompletion program which was implemented following the West Bakr phase 2 production facility expansions in 2018.

The positive revisions highlighted above were partially offset by the underperformance of two minor fields in the West Gharib concession.

Canada

In Canada, the Company replaced 51% of 2018 production (~0.8 MMboe) on a 1P gross reserves basis and 98% of 2018 production on a 2P gross reserves basis. The Company drilled six gross (five net) Cardium formation oil wells (5 one mile and 1 two mile horizontal wells completed with multi-stage fracture stimulation) in the Harmattan area, all of which represented undeveloped reserve conversions.

Positive technical revisions resulted primarily from the 2017 drilling program outperforming forecasts allowing infill drilling reserves to be booked to this year’s program. The positive additions were slightly offset by the negative technical revisions associated with challenging economics for natural gas in the Lone Pine/Harmattan areas.

Conventional natural gas reserves represent approximately 14% of the Company’s total 2P reserves assignment (boe basis) as of December 31, 2018.

Estimated Future Net Revenues

The estimated future net revenues for the years December 31, 2018 and 2017 presented below in millions of U.S. dollars ($MM), are calculated using GLJ’s price forecasts at December 31, 2018 and December 31, 2017 respectively. The 4% decrease in 2P future net revenues is primarily due to lower 2P reserves.

All evaluations and reviews of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered.

All dollar amounts set forth in the tables below are in USD.

Table 2: Present Value of Future Net Reserves, After Tax ($MM) Independent Evaluator’s Price Forecast

Present Value by Category	December 31, 2018 Discounted at					December 31, 2017 Discounted at
	—%	5%	10%	15%	20%	—%	5%	10%	15%	20%
Proved	$328	$268	$227	$197	$175	$354	$278	$230	$197	$173
Proved plus Probable	$533	$402	$323	$271	$235	$587	$427	$336	$278	$238
Proved plus Probable plus Possible	$756	$541	$421	$346	$295	$792	$548	$420	$343	$291

The following tables provide a breakdown of future net revenue by component and production group as at December 31, 2018 using forecast prices and costs.

Table 3: Present Value of Future Net Revenue - Based on Forecast Prices and Costs1

	Before Deducting Future Income Taxes[2] Discounted At					After Deducting Future Income Taxes[2] Discounted At
Effective December 31, 2018 (MM$)	—%	5%	10%	15%	20%	—%	5%	10%	15%	20%
Proved Developed
Producing
Canada	50.6	41	33.9	28.7	24.7	50.6	41	33.9	28.7	24.7
Egypt	126.5	113.8	103.8	95.7	89.1	126.5	113.8	103.8	95.7	89.1
Non Producing
Canada	40.0	31.1	25.5	21.6	18.9	40.0	31.1	25.5	21.6	18.9
Egypt	22	19.4	17.3	15.6	14.2	22	19.4	17.3	15.6	14.2
Total Proved Developed	239.1	205.4	180.5	161.6	146.8	239.1	205.4	180.5	161.6	146.8
Proved Undeveloped
Canada	76.4	47.9	31.3	21.1	14.4	63.9	40.9	27.2	18.6	12.8
Egypt	25	21.7	19.1	16.9	15.2	25	21.7	19.1	16.9	15.2
Total Proved Undeveloped	101.4	69.6	50.4	38.0	29.5	88.9	62.6	46.3	35.5	28.0
Proved
Canada	167.0	120.0	90.7	71.4	58.0	154.5	113.1	86.6	68.9	56.4
Egypt	173.5	155.0	140.2	128.3	118.4	173.5	155	140.2	128.3	118.4
Total Proved	340.5	275.0	231.0	199.7	176.4	328.0	268	226.9	197.2	174.8
Probable
Canada	138.7	72.4	41.7	26.0	17.3	101.3	52.5	30.0	18.5	12.2
Egypt	103.2	81.3	66.4	55.7	47.8	103.2	81.3	66.4	55.7	47.8
Total Probable	241.9	153.7	108.1	81.8	65.1	204.5	133.9	96.4	74.3	60.0
Proved Plus Probable
Canada	305.7	192.4	132.5	97.4	75.2	255.8	165.6	116.6	87.4	68.6
Egypt	276.7	236.3	206.7	184.0	166.2	276.7	236.3	206.7	184.0	166.2
Total Proved Plus Probable	582.4	428.7	339.1	281.4	241.5	532.5	401.9	323.3	271.5	234.8
Possible
Canada	126.6	60.8	34.5	22.2	15.6	92.2	44.2	25	16.1	11.3
Egypt	131.4	94.6	72.6	58.3	48.5	131.4	94.6	72.6	58.3	48.5
Total Possible	258.0	155.4	107.1	80.5	64.1	223.6	138.8	97.5	74.3	59.8
Total Proved Plus Probable Plus Possible	840.3	584.1	446.2	361.9	305.5	756.1	540.7	420.8	345.8	294.6
Notes:

1.
The pricing assumptions used in the GLJ report with respect to the net present values of future net revenue (forecast) as well as inflation rates used for operating and capital costs are set forth herein. See “Forecast Prices used in Estimates”.

2.	In Egypt, under the terms of the PSC’s, income tax is current and assessed on all production sharing oil; therefore all Egypt future net revenues are after income tax.

Table 4: Future Net Revenue by Production Group Based on Forecast Prices and Costs1

Effective December 31, 2018	Before Income Taxes	Unit Value[1,2]
(MM$)	(Disc. at 10% Per Year)	Disc. @10% ($/boe)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil[1]	51.4	17.17
Heavy Oil[1]	90.2	15.88
Conventional Natural Gas[2]	(3.8)	(1.54)
Total Proved Developed Producing	137.7	12.34

Proved
Light Crude Oil & Medium Crude Oil[1]	115.9	14.98
Heavy Oil[1]	119.3	15.79
Conventional Natural Gas[2]	(4.2)	(1.60)
Total Proved	231.0	12.88

Proved Plus Probable
Light Crude Oil & Medium Crude Oil[1]	164.6	13.83
Heavy Oil[1]	172.2	14.91
Conventional Natural Gas[2]	2.3	0.38
Total Probable Plus Probable	339.1	11.50

Proved Plus Probable Plus Possible
Light Crude Oil & Medium Crude Oil[1]	210.7	13.75
Heavy Oil[1]	224.9	14.16
Conventional Natural Gas[2]	10.6	1.12
Total Proved Plus Probable Plus Possible	446.2	10.98
Notes

1.	Including solution gas and other by-products

2.	Including by-products but excluding solution gas

3.	Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves.

4.	In Egypt, under the terms of the PSC’s, income tax is current and assessed on all production sharing oil; therefore all Egypt future net revenues are after income tax.

Pricing used in the forecast price estimates are set forth in the tables below.

Table 5: Forecast Prices used in Estimates effective January 1, 2019

	Light Crude Oil and Medium Crude Oil			Conventional Natural Gas	Natural Gas Liquids – Edmonton				Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma (USD/bbl)	Edmonton Par Price 40oAPI (CAD/bbl)	Brent (USD/bbl)	AECO Gas Price (CAD/MMBtu)	Ethane (CAD/bbl)	Propane (CAD/ bbl)	Butane (CAD/ bbl)	Pentane (CAD/ bbl)	% Per Year	(USD/ CAD)

2019	56.25	63.33	63.25	1.85	6.75	40.40	53.74	76.42	2	0.750
2020	63.00	75.32	68.50	2.29	7.2	32.39	37.66	79.22	2	0.770
2021	67.00	79.75	71.25	2.67	8.51	36.68	47.85	83.54	2	0.790
2022	70.00	81.48	73.00	2.90	9.27	39.11	57.04	85.49	2	0.810
2023	72.50	83.54	75.50	3.14	10.12	41.77	58.48	87.80	2	0.820
2024	75.00	86.06	78.00	3.23	10.42	43.03	60.24	90.30	2	0.825
2025	77.50	89.09	80.50	3.34	10.78	44.55	62.36	93.33	2	0.825
2026	80.41	92.62	83.41	3.41	11.03	46.31	64.83	96.86	2	0.825
2027	82.02	94.57	85.02	3.48	11.27	47.28	66.20	98.81	2	0.825
2028	83.66	96.56	86.66	3.54	11.48	48.28	67.59	100.80	2	0.825
2029+	Escalate oil, gas and product prices at 2.0% per year thereafter								2	0.825

The following table summarizes GLJ’s reference price forecast used to estimate future net revenues for Egypt effective December 31, 2018 and December 31, 2017 respectively.

Table 6: Reconciliation of Brent Price Forecast

Brent Forecast Pricing (USD/bbl)	2019	2020	2021	2022	2023
Year-end 2018	63.25	68.50	71.25	73.00	75.50
Year-end 2017	63.50	63.00	66.00	69.00	72.00

Table 7: Reconciliations of Changes in Reserves

The following tables detail reconciliation of the changes in TransGlobe’s gross light and medium crude oil, heavy oil, associated and non-associated (combined) conventional natural gas and NGL reserves as at December 31, 2018 compared to such reserves as at December 31, 2017.

TOTAL COMPANY	Light Crude Oil & Medium Crude Oil			Heavy Oil			Conventional Natural Gas
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (Bcf)	Probable (Bcf)	Proved + Probable (Bcf)
At December 31, 2017	6.3	3.8	10.1	13.9	9	22.8	22.9	17.4	40.3
Discoveries	0.1	0.4	0.4	—	—	—	—	—	—
Extensions & Improved Recovery	0.2	(0.1)	0.1	2.6	0.8	3.5	0.2	(0.2)	—
Technical Revisions	(0.2)	(0.3)	(0.5)	1.7	(1.8)	(0.1)	0.8	(0.5)	0.3
Acquisitions	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	(0.2)	(0.2)	(0.4)
Production	(0.6)	—	(0.6)	(4.1)	—	(4.1)	(2.1)	—	(2.1)
At December 31, 2018	5.8	3.8	9.6	14.0	8.0	22.1	21.6	16.5	38.1

	Natural Gas Liquids			BOE
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMboe)	Probable (MMboe)	Proved + Probable (MMboe)
At December 31, 2017	3.5	2.7	6.2	27.5	18.3	45.9
Discoveries	—	—	—	0.1	0.4	0.4
Extensions & Improved Recovery	—	—	—	2.9	0.7	3.6
Technical Revisions	0.2	—	0.1	1.8	(2.2)	(0.5)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	(0.1)
Production	(0.3)	—	(0.3)	(5.3)	—	(5.3)
At December 31, 2018	3.4	2.6	6.0	26.9	17.2	44.1

CANADA	Light Crude Oil & Medium Crude Oil			Heavy Oil			Conventional Natural Gas
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (Bcf)	Probable (Bcf)	Proved + Probable (Bcf)
At December 31, 2017	4.1	2.2	6.3	—	—	—	22.9	17.4	40.3
Discoveries	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	0.2	(0.1)	0.1	—	—	—	0.2	(0.2)	—
Technical Revisions	(0.1)	(0.1)	(0.2)	—	—	—	0.8	(0.5)	0.3
Acquisitions	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	(0.2)	(0.2)	(0.4)
Production	(0.2)	—	(0.2)	—	—	—	(2.1)	—	(2.1)
At December 31, 2018	4.0	2.0	6.0	—	—	—	21.6	16.5	38.1

	Natural Gas Liquids			BOE
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMboe)	Probable (MMboe)	Proved + Probable (MMboe)
At December 31, 2017	3.5	2.7	6.2	11.4	7.8	19.3
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	0.2	(0.1)	0.1
Technical Revisions	0.2	—	0.1	0.2	(0.3)	(0.1)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	(0.1)
Production	(0.3)	—	(0.3)	(0.8)	—	(0.8)
At December 31, 2018	3.4	2.6	6.0	11.0	7.4	18.4

EGYPT	Light Crude Oil & Medium Crude Oil			Heavy Oil			Conventional Natural Gas
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (Bcf)	Probable (Bcf)	Proved + Probable (Bcf)
At December 31, 2017	2.3	1.5	3.8	13.9	9.0	22.8	—	—	—
Discoveries	0.1	0.4	0.4	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	2.6	0.8	3.5	—	—	—
Technical Revisions	(0.1)	(0.2)	(0.3)	1.7	(1.8)	(0.1)	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(0.3)	—	(0.3)	(4.1)	—	(4.1)	—	—	—
At December 31, 2018	1.9	1.8	3.6	14.0	8.0	22.1	—	—	—

	Natural Gas Liquids			BOE
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMboe)	Probable (MMboe)	Proved + Probable (MMboe)
At December 31, 2017	—	—	—	16.1	10.5	26.6
Discoveries	—	—	—	0.1	0.4	0.4
Extensions & Improved Recovery	—	—	—	2.6	0.8	3.5
Technical Revisions	—	—	—	1.5	(1.9)	(0.4)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—
Production	—	—	—	(4.4)	—	(4.4)
At December 31, 2018	—	—	—	15.9	9.8	25.7

All evaluations and reviews of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.
About TransGlobe
TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, statements relating to "reserves" which are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources, as applicable, described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.
In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.
Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Leonard Herchen, Vice President of GLJ Petroleum Consultants, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this announcement which relates to the reserves evaluation prepared by GLJ and has confirmed that the information presented is accurate. Mr Herchen obtained a Bachelor of Science Degree in Engineering Physics from Queen’s University. He is a Registered Professional Engineer in the province of Alberta and has in excess of 28 years’ experience in engineering studies relating to oil and gas fields.

Oil & Gas Information
Certain Defined Terms
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
“Possible” reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the actual remaining quantities recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.
“Gross Reserves” are the Company’s working interest (operating and non-operating) share before deduction of royalties and without including any royalty interests of the Company.
“Net Reserves” are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt include the Company’s share of future cost recovery and production sharing oil after the Government’s royalty based interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption or production must be known with reasonable certainty.
“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption is unknown.
“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classifications (proved, probable, possible) to which they are assigned.
This press release discloses estimates of light and medium crude oil and heavy oil. Light crude oil is crude oil with a relative density greater than 31.1 degrees API gravity, medium crude oil is crude oil with a relative density greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity, and heavy crude oil is crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
The discounted and undiscounted net present value of future net revenues attributable to the reserves disclosed herein do not represent the fair market value of such reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.
This press release contains a number of oil and gas metrics, including the percentage replacement of 2018 production, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. Replacement of production ratio is defined as the change in period reserves excluding economic and acquisition and divestitures factors divided by the period production.

The following abbreviations used in this press release have the meanings set forth below:
bbls barrels
MMbbls million barrels
boe barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
MMboe million barrels of oil equivalent
NPV net present value of future net revenues
mcf thousand cubic feet
Bcf billion cubic feet
NGL Natural Gas Liquids

For further information, please contact:

Investor Relations	Via FTI Consulting
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com

TransGlobe Energy	www.trans-globe.com
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44(0)207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton
Genevieve Ryan	transglobeenergy@fticonsulting.com